Exhibit 99.1
Execution
February 28, 2009
Merrill Lynch Commodities, Inc.
20 East Greenway Plaza, Suite 700
Houston, Texas 77046
Attn.: Legal Department
Merrill Lynch & Co, Inc.
4 World Financial Center
New York, New York 10038
Attention: Office of General Counsel
     Re:      Membership Interest Purchase Agreement
Dear Sirs:
Reference is made to the Credit Sleeve and Reimbursement Agreement dated as of September 24, 2006, as amended and restated as of August 1, 2007 (as amended to date, the “CSRA”), by and among Reliant Energy Power Supply, LLC, the Other Reliant Retail Obligors parties thereto, Merrill Lynch Commodities, Inc., and Merrill Lynch & Co., Inc., the defined terms of which are used herein unless otherwise defined herein.
This letter sets forth the terms and conditions under which the Merrill Parties agree to permit Reliant Parent, RECS, REPS, and the Other Reliant Retail Obligors (collectively, the “Reliant Parties”) to make the transfers, assignments and consummate certain other transactions, in each case, for the purposes of the CSRA and the other Transaction Documents in connection with the execution, delivery, and performance of the LLC Membership Interest Purchase Agreement dated as of February 28, 2009 (in effect on the date hereof, as the same may be modified from time to time with the consent of the Merrill Parties, not to be unreasonably withheld, delayed or conditioned, the “MIPA”), between Reliant Parent and NRG Retail LLC (“Purchaser”) for the sale of the REPS and the Other Reliant Retail Obligors to Purchaser. Accordingly, for good and valuable consideration, the parties hereto agree as follows:
1. Interim Period Public Communications. The Merrill Parties and Reliant Parent shall cooperate with each other to coordinate statements and conversations with suppliers and customers concerning the transaction contemplated by the MIPA and the arrangements of the Merrill Parties and the Reliant Parties during the period between the execution of the MIPA and Closing (as such term is defined in the MIPA), such period being the “Interim Period”). In addition, in no event will any of the Reliant Parties at any time issue any press release or other public disclosure, including, without limitation, any prospectus, proxy statement or other materials filed with any Governmental

Authority, using the name of any of the Merrill Parties or referring to the CSRA or any of the transactions contemplated hereby without at least one full Business Day (or such shorter period as may be practicable in the circumstances) prior notice to the Merrill Parties and the prior written consent of the Merrill Parties (such consent not to be unreasonably withheld, delayed or conditioned).
2. Removal of RESE from the Ringfence and CSRA. On or before May 1, 2009, the Reliant Parties shall have caused the equity of RESE to be dividended or otherwise transferred from RERH to Reliant Parent and contemporaneously therewith (except as otherwise noted):
(a) All supply transactions for RESE shall be assigned or novated from REPS to RES, and, with respect to supply transactions that are not assigned or novated, REPS at its option will either close out such transactions or enter into a back to back transaction with RES under the RES/REPS Power Purchase Agreement to effect the transfer of the remaining supply for RESE to RES (and in furtherance of the foregoing, (i) REPS agrees to focus efforts to novate the transfer of supply transactions with Integrys and Credit Suisse, (ii) the Merrill Parties agree to novate their supply transactions, (iii) with respect to third party assignment and novation agreements, the Merrill Parties agree that assignment and novation language, including the release language and the third party beneficiary language, used in connection with the assignment and novation of the Hess supply transactions remains acceptable to the Merrill Parties and (iv) the parties agree that, except as expressly covered by this letter agreement, the terms of any payment or other settlement of any transfer of economic benefit to be made by the Reliant Retail Obligors, shall be subject to the approval of the Merrill Parties not to be unreasonably withheld);
(b) With respect to outstanding surety bonds posted to entities listed on Exhibit A hereto relating to RESE, on or prior to the transfer of RESE contemplated above, Reliant Parent shall furnish to MLCI cash collateral (“Surety Bond Cash Collateral”) in an amount equal to the maximum face amount of such surety bonds by wire transfer of immediately available funds to the account referred to in Schedule 3.07(a) of the CSRA (provided that in the event that any surety bond is returned to MLCI for cancellation or otherwise reduced, or the surety company releases MLCI from its indemnity obligations with respect to such surety bond (or such surety bond or its indemnity with respect thereto is otherwise terminated in a manner satisfactory to MLCI), MLCI shall promptly remit the Surety Bond Cash Collateral relating to such surety bond or the amount of such reduction (net of any Surety Bond Cash Collateral applied by MLCI as reimbursement for any drawings under such surety bond) to Reliant Parent by wire transfer of immediately available funds to an account as instructed in writing by Reliant Parent);
(c) Except to the extent the same relate to customers or transactions outside of PJM or relate to the surety bonds referred to in clause (b) above or relating to the

Hess transactions, all ML Guarantees and all Merrill Collateral, if any, provided for the benefit of any C&I Customer in PJM or otherwise relating to RESE shall have been returned to the Merrill Parties or all liability of the Merrill Parties thereunder shall have been extinguished, and the Merrill Parties shall have no further obligations to post any collateral or provide any credit support on behalf of RESE or otherwise relating to PJM; and
(d) Following the satisfaction of each of the requirements set forth above in this clause 2, (i) RESE shall be automatically and without further action released from the CSRA and the other Transaction Documents to which it is a party and the Merrill Parties and REPS shall promptly direct the Collateral Trustee to release its liens on the equity and assets of RESE under the Collateral Trust Agreement by delivering a notice to the Collateral Trustee, (ii) the Merrill Parties agree that the Reliant Parties shall not be obligated to continue to deliver any data under the CSRA that relates to PJM, (iii) the Merrill Parties shall have no further obligation to support new transactions in respect of RESE or any transaction in the PJM Market, (iv) notwithstanding Section 4.5 of the RESE Contribution Agreement, Reliant Parent and its subsidiaries (other than the Reliant Retail Obligors) shall not be prohibited from engaging in the Retail Energy Business in the PJM Market, and (v) the REPS/RESE ISDA shall be terminated and amounts accrued under the REPS/RESE ISDA shall be liquidated and settled by the obligors thereunder.
3. Certain Payments.
With respect to provisions in this letter agreement for the payment and settlement of amounts owed under any Transaction Document at the Closing, unless otherwise requested by Reliant Parent and agreed by MLCI, such amounts shall be deemed due and payable and shall be paid at Closing to the extent the same would be permitted under the terms and conditions of Section 6.11(c) of the CSRA as in effect immediately prior to the Closing.
4. Parent Services Agreement and Transition Services Agreement.
(a) At Closing, the Parent Services Agreement shall be terminated (other than in respect of any indemnities and other similar contingent obligations not then due and payable) and amounts accrued thereunder through the date of termination shall be liquidated and settled by the obligors thereunder in accordance with Section 3 above.
(b) At Closing, the Transition Services Agreement (as defined in the MIPA), the Sublease (as defined in the MIPA) and any other agreement or license between Reliant Parent and any subsidiary thereof (other than the Reliant Retail Obligors) and any of the Reliant Retail Obligors shall become collateral under the Collateral Trustee for the Merrill Lynch New Agreement, and Reliant Parent and any subsidiary thereof (other than the Reliant Retail Obligors) shall enter into a consent agreement for such purposes in form and substance reasonably acceptable to the Merrill Parties. In addition to the foregoing, Reliant Parent shall obtain all necessary third-party consents to permit the Sublease to be subject to a valid and perfected first priority security interest in favor of the Collateral Trustee for the Merrill Lynch New Agreement, and with respect to all other agreements and licenses, agrees to use commercially reasonable efforts to obtain all necessary third-party consents in connection with the pledge of such agreement or license under the Collateral Trustee for the Merrill Lynch New Agreement.
5. FPL Upton Wind and REES/REPS Power Purchase Agreement.
(a) Except as expressly contemplated herein, further transactions under the REES/REPS Power Purchase Agreement during the Interim Period shall be subject to the consent of the Merrill Parties.
(b) If FPL consents, at Closing the existing FPL Upton Wind arrangement shall be novated from REES to REPS, with such guaranties and credit support from Purchaser and the Merrill Parties as may be agreed, such agreement with respect to the Merrill Parties to be in the sole discretion of MLCI, and, subject to Section 3 above, the REES/REPS Power Purchase Agreement will be terminated and amounts accrued thereunder through the date of termination shall be liquidated and settled by the obligors thereunder.
(c) If FPL does not consent to such novation, REPS will enter into a back to back transaction with REES on terms mutually agreed between REES and MLCI to effect the transfer of the economics of the existing FPL Upton Wind arrangements from REES to REPS for the full term of the FPL Upton Wind agreement.
(d) Except as expressly in this Section 5, the terms of the new FPL Upton Wind arrangement, including any payment or other settlement of any transfer of economic benefit to be made by the Reliant Retail Obligors, shall be subject to the approval of the Merrill Parties not to be unreasonably withheld.
6. RES/REPS Power Purchase Agreement.
(a) Except as expressly contemplated herein, further transactions under the RES/REPS Power Purchase Agreement during the Interim Period shall be subject to the consent of the Merrill Parties.
(b) The RES/REPS Power Purchase Agreement and all existing transactions thereunder, including those transactions entered into pursuant to the Novation Agreement dated October 3, 2008, between the Sleeve Provider, RES, and REPS, shall remain in effect following Closing, provided that such Credit Support Annex Paragraph 13 shall be amended by RES, REPS, and the Sleeve Provider to reflect the bilateral collateral thresholds set forth in Exhibit B (and shall apply to all transactions thereunder, including those transactions entered into pursuant to such Novation Agreement). In addition, in the event that REPS is unable to successfully novate the Integrys or Credit Suisse RESE supply transactions as contemplated above, the Merrill Parties may require that the RES/REPS Power Purchase Agreement be modified to include the posting by RES of an independent amount to be determined (taking into account the then current credit quality of RES and the Merrill Parties standards for comparable transactions), not to exceed $5,000,000. For the avoidance of doubt, the RES/REPS Power Purchase Agreement shall continue to be guaranteed by Reliant Parent and ML&Co., respectively.
7. C&I Transactions. During the Interim Period, the obligations of the Merrill Parties to support new transactions with respect to C&I Customers shall be suspended; provided that: (a) the Merrill Parties will continue to support fixed price and heat rate triggers under existing index price contract commitments; (b) the Merrill Parties will continue to support existing C&I Contracts that have continued beyond their initial terms into transition terms on a month to month basis as a result of Customer’s failure to switch away to a new service provider; and (c) the Merrill Parties will continue to support new transactions with respect to new and existing customers under the GLO Contract, embedding Reliant Parent’s then-current incremental market costs of capital, in each case, taking into account any GLO self-supply arrangements that are then in effect and are reasonably satisfactory to MLCI (provided that for any period prior to March 31, 2009, the Reliant Retail Obligors may take into account any potential GLO self-supply arrangements to the extent reasonably contemplated to be entered into, whether or not such self-supply arrangements are actually in effect).
8. Certain Other Agreements. Following the Closing and the payment and settlement of accrued amounts in accordance with the other provisions of this letter agreement and upon the satisfaction in full of the Reliant Parties obligations hereunder and as contemplated hereby, the Merrill Parties agree to enter into (and to permit the Reliant Retail Obligors’ to enter into) a customary termination and release agreement with respect to the obligations of Reliant Parent and its Subsidiaries (other than the Reliant Retail Obligors) under the Transaction Documents.
9. Non-Compete. During the period from the Closing until the release and discharge of all obligations and liabilities of the Merrill Parties under the Merrill Lynch New Agreement, including the return of all “Merrill Collateral” thereunder, Reliant Parent (for itself and on behalf of its Subsidiaries) agrees with MLCI to comply for the benefit of the Merrill Parties with the restrictions set forth in Section 7.18 of the MIPA, as in effect on the date hereof, and such Section 7.18 is hereby incorporated herein by reference mutatis mutandis for the benefit of the Merrill Parties.
10. Confidentiality. The Reliant Parties shall be permitted to share information with Purchaser (other than Merrill proprietary commodity and pricing curves, the “CD-Rom”, and the General Principles in Schedule 1.01(c)) that would otherwise be restricted by the CSRA confidentiality provisions, provided that Purchaser shall be subject to the same confidentiality provisions. In addition, Reliant Parent shall, on or prior to the Closing, execute and deliver to the Merrill Parties a confidentiality agreement in scope and substance substantially similar to Sections 12.02(a) and (c) of the existing CSRA and otherwise reasonably satisfactory to the Merrill Parties.
11. Further Assurances. With respect to matters not expressly provided for hereunder, the Merrill Parties agree to cooperate with Reliant Parent in good faith and in a commercially reasonable manner with respect to the Transaction Documents to permit Reliant Parent to effect execution and delivery of the MIPA, performance of the terms and conditions of the MIPA, and performance of the transactions contemplated by the MIPA.
12. Certain Fees and Reimbursements.
(a) Upon execution of this letter agreement, RERH Holdings shall pay to the Merrill Parties a non-refundable fee of $2,500,000 (the “Upfront Fee”). The Upfront Fee shall not be refundable in any circumstance.
(b) During the Interim Period, REPS shall pay to the Sleeve Provider an additional “sleeve fee” equal to $1,000,000 for each month during the Interim Period (“Current Supplemental Fee”), which amount shall be prorated for the actual number of days in any partial month during the Interim Period. The Current Supplemental Fee for each month will be payable on each Monthly Payment Date during the Interim Period and on the Closing, and shall be in addition to all other fees and amounts payable pursuant to this letter agreement, the CSRA or any other Transaction Document, and once paid shall not be refundable in any circumstance.
(c) In addition, at Closing, RERH Holdings shall pay to the Sleeve Provider (i) a further additional “sleeve fee” in an aggregate amount equal to $2,000,000 for each month during the Interim Period (“Deferred Supplemental Fee”), which amount shall be prorated for the actual number of days in any partial month during the Interim Period and (ii) a completion fee equal to $5,000,000 (the “Completion Fee”). The Deferred Supplemental Fee and Completion Fee shall be payable only if the Closing occurs, and shall be in addition to all other fees and amounts payable pursuant to this letter agreement, the CSRA or any other Transaction Document, and once paid shall not be refundable in any circumstance.
(d) The Reliant Parties shall promptly upon receipt of each related invoice pay or reimburse the Merrill Parties for all reasonable costs and expenses (including of outside legal counsel and other third party advisors) incurred by the Merrill Parties related to the CSRA and related matters, whether or not incurred in connection with this letter agreement or the MIPA and whether or not the transactions contemplated by the MIPA or this letter agreement are concluded.
13. Effectiveness. This letter agreement shall become effective upon each of the party’s countersignatures hereto, provided that this letter agreement shall automatically terminate and no party hereto shall have any obligation or liability to any other party under this letter agreement if, on or prior to 5:00 p.m. on March 2, 2009, the Merrill Parties have not received (i) the Upfront Fee and (ii) all invoiced costs and expenses described in the Summary of Outstanding Expenses dated February 26, 2009 (attached to the email dated February 26, 2009 from Milbank to Michael Jines).
14. Miscellaneous. This letter agreement shall be governed by, and construed in accordance with, the law of the State of New York. This letter agreement may be executed in counterparts and such counterparts taken together shall constitute a single instrument. This letter agreement may be amended, modified, or waived only by an instrument in writing executed by each of the parties hereto. This letter agreement shall survive the Closing.
The parties agree that except as expressly set forth in this letter agreement, this letter agreement shall not be deemed or otherwise construed: (i) to be a waiver of, or consent to, or a modification or amendment of, any other term or condition of the CSRA or of any other Transaction Document, or constitute consent to any termination of any thereof; (ii) to prejudice any right or rights that either Merrill Party or any Reliant Party may now have or may have in the future under or in connection with the CSRA or any other Transaction Document; or (iii) to be a commitment, undertaking, or expression of any willingness to engage in any further discussions with respect to any waiver, amendment, modification, or any other change to the CSRA or any other Transaction Document or any rights or remedies arising in favor of either Merrill Party or any Reliant Party under or with respect to any such documents.
(signatures follow)

Executed as of the date first above written.
Very truly yours,
RELIANT ENERGY POWER SUPPLY, LLC

/s/ Lloyd A. Whittington By: Lloyd A. Whittington,
Vice President and Treasurer
RELIANT ENERGY SOLUTIONS EAST, LLC

/s/ Lloyd A. Whittington By: Lloyd A. Whittington,
Vice President and Treasurer
RERH HOLDINGS, LLC

/s/ Lloyd A. Whittington By: Lloyd A. Whittington,
Assistant Treasurer
RELIANT ENERGY RETAIL HOLDINGS, LLC

/s/ Lloyd A. Whittington By: Lloyd A. Whittington,
Assistant Treasurer
RELIANT ENERGY RETAIL SERVICES, LLC

/s/ Lloyd A. Whittington By: Lloyd A. Whittington,
Vice President and Treasurer
RE RETAIL RECEIVABLES, LLC

/s/ Lloyd A. Whittington By: Lloyd A. Whittington,
Assistant Treasurer

RELIANT ENERGY, INC.

/s/ D. Rogers Herndon By: D. Rogers Herndon,
Senior Vice President, Strategic Planning and Development
RELIANT ENERGY CORPORATE
SERVICES, LLC

/s/ Michael L. Jines By: Michael L. Jines,
Vice President, General Counsel, and Corporate Secretary

Agreed and accepted as of the date first above written:
MERRILL LYNCH COMMODITIES, INC.

By:	/s/ Dennis Albrecht
Name:	Dennis Albrecht
Title:	Managing Director, COO

MERRILL LYNCH & CO., INC.

By:	/s/ Marlene Debel
Name:	Marlene Debel
Title:	Assistant Treasurer

Exhibit A
to Waiver and Consent
Surety Bonds
RELIANT ENERGY SOLUTIONS EAST, LLC — IL Bond Obligations

			CURRENT
PRINCIPAL	BOND #	OBLIGEE	AMOUNT	NEW AMOUNT	Notes
RELIANT ENERGY SOLUTIONS EAST, LLC	104969660	STATE OF ILLINOIS	$150,000.00	$150,000.00
RELIANT ENERGY SOLUTIONS EAST, LLC	104994893	COMMONWEALTH EDISON COMPANY & ILLINOIS POWER COMPANY D/B/A AMEREN IP	$16,863,000.00	$9,780,540.00	Bond reduction currently in process.
RELIANT ENERGY SOLUTIONS EAST, LLC	105059367	COMMONWEALTH EDISON COMPANY	$1,644,143.00	$65,766.00	Bond reduction currently in process.

Exhibit B
to Waiver and Consent
RES/REPS
Credit Support Annex Paragraph 13

Rating	Collateral Threshold
A/A2 and above	$60million
A-/A3	$45 million
BBB+/Baa1 to BBB/Baa2	$25 million
BBB-/Baa3	$15 million
Below BBB-/Baa3	$0